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                               RYDEX SERIES FUNDS
                                CORE EQUITY FUND

          SUPPLEMENT DATED JUNE 1, 2003 TO THE RYDEX CORE EQUITY FUND'S H-CLASS AND C-CLASS SHARES PROSPECTUSES DATED AUGUST 12, 2002

THIS SUPPLEMENT PROVIDES NEW AND ADDITIONAL INFORMATION BEYOND THAT CONTAINED IN THE PROSPECTUS AND SHOULD BE READ IN CONJUNCTION WITH SUCH PROSPECTUS.

1.   PORTFOLIO INVESTMENT STRATEGY

     The Core Equity Fund's (the "Fund") investment advisor, Rydex Global Advisors (the "Advisor"), currently allocates Fund investments among five discrete segments of the U.S. stock market: the large-cap value, large-cap growth, mid-cap value, mid-cap growth and small-cap value segments. Effective July 1, 2003, the Advisor will add a sixth discrete segment (the small-cap growth segment) to this allocation mix. Accordingly, the "Portfolio Investment Strategy" section on page 4 of the prospectus is hereby deleted in its entirety and replaced with the following:

     PORTFOLIO INVESTMENT STRATEGY

     The Fund invests in a broad mix of equity securities of companies representative of the total U.S. stock market. The Fund pursues its investment objective by investing through a combination of quantitative value-oriented and growth-oriented strategies across the small, medium and large market capitalization ranges.

     The Advisor creates discrete style- and capitalization-based stock portfolios within the Fund that are designed to provide targeted exposure to the large-cap value, large-cap growth, mid-cap value, mid-cap growth, small-cap value and small-cap growth segments of the total U.S. stock market. When utilized together, these six style segments are designed to provide broad exposure to the U.S. equity market. The Advisor uses a quantitative model to allocate the Fund's investments among these style segments, generally in equal amounts, and uses disciplined rebalancing to maintain a targeted exposure to each. The Fund primarily invests in equity securities, but may also invest in derivatives designed to provide exposure to equity securities and indexes, such as futures contracts, options and swap transactions.

In addition, the first two lines under the Sub-heading "CORE EQUITY FUND" in the "More Information About Fund Investments and Risk" section on page 7 of the prospectus are deleted in their entirety and replaced with the following:

     CORE EQUITY FUND -- The Advisor manages the Fund by maintaining exposure to each of six "style specific" and "capitalization specific" segments of the U.S. equity market. These segments are designed to cover the large-cap value, large-cap growth, mid-cap value, mid-cap growth, small-cap value and small-cap growth segments of the market. [...]

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2.   MANAGEMENT FEES

     Under an investment advisory agreement between Rydex Series Funds and the Advisor, the Fund currently pays the Advisor a fee of 0.90% at an annualized rate for the current fiscal year, based on the average daily net assets for the Fund. Effective July 1, 2003, the Advisor's basic management fee will be reduced to 0.70% of the Fund's average daily net assets, subject to a performance adjustment that would permit the management fee to increase to a maximum of 0.90% or decrease to a minimum of 0.50%, depending on the investment performance of the Fund. Accordingly, the second paragraph in the "Management of the Fund" section on page 22 of the prospectus is hereby deleted in its entirety and replaced with the following two paragraphs:

     The Advisor makes investment decisions for the assets of the Fund and continuously reviews, supervises, and administers the Fund's investment program. The Trustees of the Trust supervise the Advisor and establish policies that the Advisor must follow in its day-to-day management activities. From Fund inception until June 30, 2003, the Fund paid the Advisor a management fee of 0.90% of the Fund's average daily net assets.

     Effective July 1, 2003, the Trustees voted to (i) reduce the Advisor's basic management fee to 0.70% of the Fund's average daily net assets, and
     (ii) implement a performance adjustment so that basic fee can increase to a maximum of 0.90% or decrease to a minimum of 0.50%, depending on the investment performance of the Fund relative to the Russell 3000(R) Index (the "Index"). The performance comparison will be made for a rolling 12-month period, with performance adjustments made at the end of each semi-annual period beginning June 30, 2004. The Advisor's fee will increase or decrease over the next 6-month period depending upon whether the Fund's performance exceeds or trails the performance of the Index during the previous 12-month period. For every 0.0375% of difference between the performance of the Fund and the performance of the Index, the Advisor's fee will be adjusted upwards or downwards by 0.01%. The maximum annualized rate adjustment is +/- 0.20%.

Additional information concerning the Fund's new management fee is included in the Fund's Statement of Additional Information ("SAI"). You may obtain a copy of the Fund's SAI by calling 800.820.0888 or 301.296.5100, or by writing to Rydex Series Funds, at 9601 Blackwell Road, Suite 500, Rockville, Maryland 20850.


                          PLEASE RETAIN THIS SUPPLEMENT
                              FOR FUTURE REFERENCE